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FEB 28 2018
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SI 18005101

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridien Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street, Suite #524
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Windy Fino (401) 272-4700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

David Banerjee, CPA - An Accountancy Corporation
(Name - if individual, state last, first, middle name)

21860 Burbank Boulevard, Suite #150	Woodland Hills,	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Windy Fino, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Meridien Financial Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 23 day of February 2018

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIEN FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Comission simultaneously herewith as a **CONFIDENTIAL** document.

CONTENTS

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Shareholders of Meridien Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Meridien Financial Group, Inc. as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are also a member of the American Institute of Certified Public Accountants ("AICPA").

We conducted our audits in accordance with the standards of the PCAOB and the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements are fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corp.

We have served as the Company's auditor since 2016.
Woodland Hills, CA
February 23, 2018

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

ASSETS		2017		2016
Cash	$	150,667	$	115,569
Commissions receivable		33,223		109,304
Prepaid expenses		695		1,389
Property and equipment, at cost, less accumulated depreciation 2017 $114,033; 2016 $107,611		6,548		9,401
Deferred tax asset		21,800		28,800
TOTAL	$	212,933	$	264,463

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts payable	$	44,578	$	16,884
Commissions payable		20,000		119,337
Income taxes payable		475		475
Total Liabilities		65,053		136,696
STOCKHOLDERS' EQUITY				
Common stock, no par value, authorized 400 shares; issued 374 shares		20,125		20,125
Additional paid-in capital		173,000		173,000
Deficit		(45,245)		(65,358)
Total Stockholders' Equity		147,880		127,767
TOTAL	$	212,933	$	264,463

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) was formed as a "C" Corporation on March 24, 1981 in Rhode Island as Lauderdale Investment Company. It was approved as a broker/dealer by the Securities and Exchange Commission on May 15, 1981, pending acceptance of membership by a Self-Regulatory Organization. On October 5, 1981, it was approved for membership by the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority "FINRA") to conduct operations as an approved broker dealer. On January 19, 2001, the Company changed its name to Meridien Financial Group, Inc.

During this period, the Company conducted business as a limited disclosure broker dealer, and on January 5, 1999, the Company executed a membership agreement with FINRA under which the Company is approved to conduct business under SEC Rule 240.15c3-3(k)(1).

In 2017, the Company earned revenue from the sale of variable products and shares in registered investment companies. The Company estimates that approximately 65% of its revenues are earned in the State of Rhode Island and the balance in the State of Massachusetts.

A Summary of the Company's significant accounting policies follows:

Commissions receivable: The Company carries its receivables at cost. On a periodic basis, management evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write offs and collections and current credit conditions. The Company has deemed an allowance for such loss is unnecessary, since historically these losses have been minimal and immaterial.

Income recognition: Commission revenue is earned from the sale of mutual funds, variable life insurance, and variable annuities to customers via application-way basis. Commission revenue and related expenses are recorded on the date of the transaction.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed using straight-line methods for financial reporting purposes and is based on estimates of useful lives, ranging from 3 to 10 years.

Use of estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management consist of depreciation and deferred taxes. Actual results could differ from those estimates.

Deferred taxes: Deferred taxes for the Company are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to depreciation and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes: The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions. The open tax years are 2014-2017.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2017 and 2016 consisted of the following:

	2017	2016
Administrative services	$ 254,384	$ 290,350
Rent	61,000	54,000
Postage	3,600	9,600
Lease expense	5,400	5,400
	$ 324,384	$ 359,350

In addition, the Company paid commissions of $367,414 and $459,266 to the shareholders of the Company, as Registered Representatives during 2017 and 2016, respectively. At December 31, 2017, one of the shareholders owed the Company $6,592. At December 31, 2016, the Company owed the shareholders $12,872, which was included in commissions payable.

Note 4. INCOME TAXES

The components of the income tax provision for the years ended December 31, 2017 and 2016 are as follows:

	2017	Prior Auditor 2016
Current		
State	$ 475	$ 475
Deferred		
Federal	4,794	1,165
State	2,206	535
	7,000	1,700
	$ 7,475	$ 2,175

Note 5. DEFERRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheets include the following amounts of deferred tax assets at December 31, 2017 and 2016:

	2017	2016
Deferred tax assets		
Federal	$ 14,841	$ 19,635
State	6,959	9,165
	$ 21,800	$ 28,800

Unused net operating losses available to the Company as a reduction of future taxable income and tax liabilities are approximately $110,000 at December 31, 2017. These unused net operating losses are available through 2036.

Note 6. COMMITMENTS AND CONTINGENCIES

The Company has agreements with three separate IT providers, under renewable arrangements that extend thru July 2018, and January, February and October 2019.

Total minimum contractual commitments under those agreements are as follows:

Year Ending December 31:

2018	$49,548
2019	$ 5,893
Total	$55,441

Note 7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $118,835, which was $113,835 in excess of its required net capital of $5,000. At December 31, 2016, the Company had net capital of $77,136, which was $68,023 in excess of its required net capital of $9,113. At December 31, 2017 and 2016, the Company's ratio of aggregate indebtedness to net capital was .55 to 1 and 1.77 to 1, respectively.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filings as of December 31, 2017 and 2016.

Note 9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Note 10. LEGAL MATTERS

In late September 2017, a dispute arose between the Company's two 50% stockholders that resulted in a stockholder deadlock. The stockholders petitioned the Rhode Island Superior Court for the appointment of a Special Master to ensure the continued successful operation of the Company while the parties resolved their dispute. Generally speaking, the court-appointed Special Master, Joseph M. DiOrio, Esq., was empowered to oversee the Company's day-to-day business operations, while the Company maintained responsibility for its continued compliance with all applicable laws, rules, and regulations governing the Company's business. In January 2018, the Company's stockholders resolved their dispute, following which they petitioned the Superior Court to terminate the Special Mastership. On February 6, 2018, the Superior Court entered an order terminating the Special Mastership

Note 11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2018, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.